PRICING SUPPLEMENT NO. 973BI
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-162195
Dated October 8, 2010



$7,666,870 Deutsche Bank AG Autocallable Optimization Securities with Contingent Protection

Optimization

Linked to the common stock of Weatherford International Ltd. due on October 17, 2011

Investment Description

Autocallable Optimization Securities with Contingent Protection (the "**Securities**") are senior unsecured obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of the common stock of Weatherford International Ltd. (the "**Underlying Stock**"). The Securities are designed for investors who want to express a neutral or bullish view on the Underlying Stock. If the Closing Price of the Underlying Stock is greater than or equal to the Initial Stock Price on any Observation Date (including the Final Valuation Date) the Securities will be automatically called for an annualized return of 23.00% (or a monthly return of approximately 1.92%). If the Securities are not automatically called and the Final Stock Price is not less than the Trigger Price, at maturity you will be entitled to receive an amount equal to your initial investment. If the Securities are not automatically called and the Final Stock Price is less than the Trigger Price, you will receive your initial investment reduced by 1% for every 1% decline in the Final Stock Price as compared to the Initial Stock Price. Under these circumstances you will lose a significant portion, and could lose all, of your initial investment. You will not receive interest payments during the term of the Securities. Investing in the Securities is subject to significant risks, including the risk of losing your entire initial investment. **The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection, is subject to the creditworthiness of the Issuer.**

Features

❑ **Tactical Investment Opportunity** — If you believe the price of the Underlying Stock will remain the same or increase in value over the term of the Securities but are unsure about the exact timing or magnitude of the appreciation, the Securities provide an opportunity to generate returns based on this market view. If the Closing Price of the Underlying Stock is greater than or equal to the Initial Stock Price on any Observation Date (including the Final Valuation Date) the securities will be automatically called for an annualized return of 23.00%. If the Securities are not called, investors will have downside market exposure to the Underlying Stock at maturity, subject to the contingent protection feature.

❑ **Contingent Protection Feature —** If you hold the Securities to maturity and the Final Stock Price is not less than the Trigger Price, you will receive 100% of your initial investment at maturity, subject to the creditworthiness of the Issuer. If the Final Stock Price is less than the Trigger Price, your Securities will be fully exposed to any decline in the Final Stock Price as compared to the Initial Stock Price. Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.

Key Dates[1]

Trade Date	October 8, 2010
Settlement Date	October 14, 2010
Final Valuation Date[1]	October 11, 2011
Maturity Date[2]	October 17, 2011

[1] Subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

[2] In the event the Final Valuation Date is postponed, the Maturity Date will be the fourth business day after the Final Valuation Date as postponed.

Security Offering

We are offering Autocallable Optimization Securities with Contingent Protection linked to the performance of the common stock of Weatherford International Ltd. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Offering	Underlying Stock	Call Return[†]	Initial Stock Price	Trigger Price	CUSIP/ISIN
Autocallable Optimization Securities with Contingent Protection	Common Stock of Weatherford International Ltd. (Ticker: WFT)	23.00% per annum	$17.65	$12.36, equal to 70% of the Initial Stock Price	25154N 16 7/ US25154N1679

[†] Annualized. If the Securities are called, the Call Return will vary depending on the Observation Date on which the Securities are called, as set forth herein.

See "Additional Terms Specific to the Securities" in this pricing supplement. The Securities will have the terms specified in product supplement BI dated July 20, 2010, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part, the prospectus dated September 29, 2009 and this pricing supplement. See "Key Risks" on page 5 of this pricing supplement and "Risk Factors" beginning on page 5 in the accompanying product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement and product supplement BI. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions[(1)]	Proceeds to Us
Per Security	$ 10.00	$ 0.125	$ 9.875
Total	$7,666,870.00	$95,835.88	$7,571,034.12

[(1)] For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

Deutsche Bank Securities Inc. ("**DBSI**") is our affiliate. For more information see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$7,666,870.00	$546.65

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Securities

You should read this pricing supplement, together with product supplement BI dated July 20, 2010, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

◆ Product supplement BI dated July 20, 2010:
http://www.sec.gov/Archives/edgar/data/1159508/000119312510161744/d424b21.pdf

◆ Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

◆ Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Securities" refers to the Autocallable Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 5 of this pricing supplement and "Risk Factors" on page 5 of the accompanying product supplement.

The Securities may be suitable for you if, among other considerations:

◆ You believe the Closing Price of the Underlying Stock will be greater than or equal to the Initial Stock Price on any Observation Date, including the Final Valuation Date.

◆ You are willing to expose your investment to the full downside performance of the Underlying Stock, if the Final Stock Price is less than the Trigger Price.

◆ You are willing and able to hold Securities that will be called on the earliest Observation Date on which the Closing Price of the Underlying Stock is greater than or equal to the Initial Stock Price, and you are otherwise willing and able to hold the Securities to maturity.

◆ You are willing to make an investment the return of which is limited to the applicable Call Return, an annualized return of 23.00%.

◆ You do not seek current income from this investment and are not seeking an investment for which there will be an active secondary market.

◆ You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the Securities.

The Securities may *not* be suitable for you if, among other considerations:

◆ You do not believe that the Closing Price of the Underlying Stock will be greater than or equal to the Initial Stock Price on any Observation Date.

◆ You believe the Final Stock Price will be less than the Trigger Price.

◆ You seek an investment that offers 100% protection of your initial investment.

◆ You are not willing to make an investment in which you could lose up to 100% of your initial investment.

◆ You seek an investment the return of which is not limited to the Call Return, an annualized return of 23.00%.

◆ You are unwilling or unable to hold Securities that will be called on any Observation Date on which the Closing Price of the Underlying Stock is greater than or equal to the Initial Stock Price, or you are otherwise unable or unwilling to hold the Securities to maturity.

◆ You prefer to receive dividends paid on the Underlying Stock.

◆ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

◆ You seek current income from this investment.

◆ You seek an investment for which there will be an active secondary market.

◆ You are unwilling or unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities.

Final Terms

Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per Security (subject to a minimum purchase of 100 Securities, or $1,000)
Term	1 year, subject to an automatic call
Underlying Stock	Common Stock of Weatherford International Ltd. (Ticker: WFT)
Call Feature	The Securities will be automatically called if the Closing Price of the Underlying Stock on any Observation Date is greater than or equal to the Initial Stock Price.
Observation Dates	Monthly, on November 8, 2010, December 8, 2010, January 10, 2011, February 8, 2011, March 8, 2011, April 8, 2011, May 9, 2011, June 8, 2011, July 8, 2011, August 8, 2011, September 9, 2011 and October 11, 2011 (the "**Final Valuation Date**"). The Observation Dates are subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Call Settlement Dates	Four business days following the relevant Observation Date
Call Return	If the Securities are called, investors will receive on the applicable Call Settlement Date a cash payment per $10.00 Security face amount equal to the Call Price for the relevant Observation Date. The Call Price will be based upon the annualized Call Return of 23.00%.

Observation Dates	Call Return	Call Price (per $10.00 Security)
November 8, 2010	1.92%	$10.19
December 8, 2010	3.83%	$10.38
January 10, 2011	5.75%	$10.58
February 8, 2011	7.67%	$10.77
March 8, 2011	9.58%	$10.96
April 8, 2011	11.50%	$11.15
May 9, 2011	13.42%	$11.34
June 8, 2011	15.33%	$11.53
July 8, 2011	17.25%	$11.73
August 8, 2011	19.17%	$11.92
September 9, 2011	21.08%	$12.11
October 11, 2011 (Final Valuation Date)	23.00%	$12.30

Payment at Maturity (per $10.00 Security)	**If the Securities are not automatically called and the Final Stock Price is greater than or equal to the Trigger Price,** you will be entitled to receive a cash Payment at Maturity equal to $10.00 per $10.00 Security face amount. **If the Securities are not automatically called and the Final Stock Price is less than the Trigger Price,** you will be entitled to receive a cash Payment at Maturity equal to: $10.00 + ($10.00 x Underlying Stock Return); ***Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.***
Underlying Stock Return	$$\frac{\text{Final Stock Price} - \text{Initial Stock Price}}{\text{Initial Stock Price}}$$
Trigger Price	$12.36, equal to 70.00% of the Initial Stock Price
Closing Price	On any scheduled trading day, the last reported sale price of the Underlying Stock on the relevant exchange multiplied by the then-current Stock Adjustment Factor, as determined by the calculation agent.
Initial Stock Price	$17.65, the Closing Price of one share of the Underlying Stock on the Trade Date.
Final Stock Price	The Closing Price of one share of the Underlying Stock on the Final Valuation Date.
Stock Adjustment Factor	Initially 1.0 for the Underlying Stock, subject to adjustment for certain actions affecting the Underlying Stock. See "Description of Securities — Anti-dilution Adjustments" in the accompanying product supplement.

Determining Payment Upon a Call or at Maturity



Was the Closing Price of the Underlying Stock on any Observation Date greater than or equal to the Initial Stock Price? — **Yes** → You will receive the Call Price for the applicable Observation Date. The Call Price is based on the annualized Call Return.

No ↓

Was the Final Stock Price less than the Trigger Price? — **No** → At maturity you will be entitled to receive a cash payment equal to $10.00 per $10.00 Security face amount.

Yes ↓

Determine the Underlying Stock Return → At maturity, you will receive your initial investment reduced by 1% for every 1% decline in the Final Stock Price as compared to the Initial Stock Price, calculated as follows:

$10.00 + ($10.00 x Underlying Stock Return)

Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.

Scenario Analysis and Hypothetical Examples of Payment upon an Automatic Call or at Maturity

The following table and hypothetical examples below illustrate the Payment at Maturity or Call Price due upon an automatic call for a hypothetical range of performance for the Underlying Stock. The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Underlying Stock relative to its Initial Stock Price. We cannot predict the Final Stock Price or the Closing Price of the Underlying Stock on any of the Observation Dates (including the Final Valuation Date). You should not take these examples as an indication or assurance of the expected performance of the Underlying Stock. You should consider carefully whether the Securities are suitable to your investment goals. The numbers in the examples and table below have been rounded for ease of analysis.

The following examples and table illustrate the Payment at Maturity or Call Price due upon an automatic call per Security:

Term: 1 year, subject to an automatic call
Initial Stock Price: $17.65
Trigger Price: $12.36 (70% of the Initial Stock Price)
Call Return and Call Prices:

Observation Dates	Call Return*	Call Price*
November 8, 2010	1.92%	$10.19
December 8, 2010	3.83%	$10.38
January 10, 2011	5.75%	$10.58
February 8, 2011	7.67%	$10.77
March 8, 2011	9.58%	$10.96
April 8, 2011	11.50%	$11.15
May 9, 2011	13.42%	$11.34
June 8, 2011	15.33%	$11.53
July 8, 2011	17.25%	$11.73
August 8, 2011	19.17%	$11.92
September 9, 2011	21.08%	$12.11
October 11, 2011 (Final Valuation Date)	23.00%	$12.30

*   Based on the annualized Call Return of 23.00%.

Example 1 — The Closing Price of the Underlying Stock on the first Observation Date is $20.00, which is greater than the Initial Stock Price of $17.65 — the Securities are called.

Because the Closing Price of the Underlying Stock on the first Observation Date is greater than or equal to the Initial Stock Price, the Securities are automatically called on the first Observation Date at the applicable Call Price of $10.19 per Security payable on the corresponding Call Settlement Date, representing a 1.92% return on the Securities.

Example 2 — The Securities have not been automatically called prior to the Final Valuation Date and the Final Stock Price of $20.00 is greater than the Initial Stock Price of $17.65 — the Securities are called.

Because the Securities were not previously called and the Final Stock Price is greater than or equal to the Initial Stock Price, the Securities are automatically called on the Final Valuation Date at the applicable Call Price of $12.30 per Security payable on the corresponding Call Settlement Date, representing a 23.00% return on the Securities.

Example 3 — The Closing Price of the Underlying Stock is not equal to or greater than the Initial Stock Price on any of the Observation Dates and the Final Stock Price of $15.00 is greater than the Trigger Price of $12.36 — the Securities are NOT called.

Because the Closing Price of the Underlying Stock on all of the Observation Dates is not equal to or greater than the Initial Stock Price, the Securities are not automatically called. Because the Final Stock Price is not less than the Trigger Price, you will be entitled to receive a Payment at Maturity equal to $10.00 per $10.00 Security.

Example 4 — The Securities have not been automatically called prior to the Final Valuation Date and the Final Stock Price of $7.06 is less than the Trigger Price of $12.36 — the Securities are NOT called.

Because the Securities are not called and the Final Stock Price is less than the Trigger Price, your initial investment will be fully exposed to any decline in the Final Stock Price as compared to the Initial Stock Price. Accordingly, you will be entitled to receive a Payment at Maturity calculated as follows:

$$\$10.00 + (\$10.00 \times \text{Underlying Stock Return}) =$$
$$\$10.00 + (\$10.00 \times -60\%) = \$4.00$$

If the Securities are not automatically called and the Final Stock Price is less than the Trigger Price, the contingent protection feature is lost and your initial investment will be fully exposed to any decline in the Final Stock Price as compared to the Initial Stock Price. Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.

What Are the Tax Consequences of an Investment in the Securities?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your Securities, other than pursuant to a sale or exchange (including a call), and your gain or loss on the Securities should be capital gain or loss and should be long-term capital gain or loss if you have held the Securities for more than one year. If, however, the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided. Individuals who purchase the Securities should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Underlying Stock. Some of the risks that apply to the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦ **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS OF YOUR INITIAL INVESTMENT** — The Securities do not guarantee any return of your initial investment. If the securities are not automatically called, the return on the Securities at maturity will depend on whether the Final Stock Price is greater than or equal to the Trigger Price. If the Securities are not automatically called on any Observation Date and the Final Stock Price is less than the Trigger Price, you will be fully exposed to any decline in the Final Stock Price as compared to the Initial Stock Price. ***Accordingly, you could lose your entire initial investment.***

♦ **APPRECIATION POTENTIAL IS LIMITED TO THE CALL RETURN** — The appreciation potential of the Securities is limited to the annualized Call Return of 23.00%, regardless of the performance of the Underlying Stock. In addition, since the Securities could be called as early as the first monthly Observation Date, the term of your investment could be cut short, and your return on the Securities would then be less than if the Securities were called at a later date. Following an early call, there is no guarantee that you would be able to reinvest the proceeds from your investment in the Securities at a comparable return for a similar level of risk. If the Securities are not called, you could lose your entire initial investment.

♦ **RISKS RELATING TO THE CREDIT OF THE ISSUER** — The Securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any payment upon an automatic call and any contingent protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the Securities, and in the event Deutsche Bank AG were to default on its obligations, you may not receive the contingent protection or any other amount owed to you under the terms of the Securities.

♦ **REINVESTMENT RISK** — If your Securities are called early, the holding period over which you would receive the annualized Call Return of 23.00% could be as little as one month. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Securities at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Securities are called prior to the Maturity Date.

♦ **TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES, OR UBS OR ITS AFFILIATES, IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES** — We or one or more of our affiliates may hedge our exposure from the Securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying Stock and make it less likely that you will receive a return on your investment in the Securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the Securities declines. We or our affiliates, or UBS or its affiliates, may also engage in trading in instruments linked to the Underlying Stock on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying Stock. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS or its affiliates, could adversely affect the value of the Securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the Securities.

♦ **YOUR CONTINGENT PROTECTION MAY TERMINATE ON THE FINAL VALUATION DATE** — If the Securities are not automatically called and the Final Stock Price is greater than or equal to the Trigger Price, your initial investment in the Securities will be protected, subject to the credit of the Issuer. We refer to this feature as contingent protection. However, if the Final Stock Price is less than the Trigger Price, at maturity you will be fully exposed to any depreciation in the Closing Price of the Underlying Stock. Under these circumstances, your initial investment will be reduced by 1% for every 1% that the Final Stock Price is less than the Initial Stock Price.

♦ **CONTINGENT PROTECTION OF YOUR INITIAL INVESTMENT APPLIES ONLY IF YOU HOLD THE SECURITIES TO MATURITY** — If your Securities are not automatically called, you should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected.

♦ **NO COUPON PAYMENTS, DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying Stock would have.

♦ **INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE UNDERLYING STOCK** — The return on your Securities may not reflect the return you would realize if you directly invested in the Underlying Stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of the Underlying Stock would have.

♦ **SINGLE STOCK RISK** — The price of the Underlying Stock can rise or fall sharply due to factors specific to the Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying Stock and its issuer, please see "The Underlying Stock" and "Weatherford International Ltd." in this pricing supplement and the issuer's SEC filings referred to in those sections.

♦ **IF THE PRICE OF THE UNDERLYING STOCK CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER** — Your Securities may trade quite differently from the Underlying Stock. Changes in the market price of the Underlying Stock may not result in a comparable change in the value of your Securities.

♦ **THE SECURITIES HAVE CERTAIN BUILT-IN COSTS** — While the Payment at Maturity or Call Price due upon an automatic call described in this pricing supplement is based on your entire initial investment, the original Issue Price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **THERE MAY BE LITTLE OR NO SECONDARY MARKET FOR THE SECURITIES** — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates may be willing to buy the Securities.

♦ **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — We expect that, generally, the price of the Underlying Stock, volatility of the Underlying Stock, factors specific to the issuer of the Underlying Stock, such as earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, will affect the value of the Securities more than other factors. However, the value of the Securities will be affected by a number of other factors that may either offset or magnify each other, including:

- the time remaining to maturity of the Securities;
- the market price and dividend rates of the Underlying Stock and the stock market generally;
- interest and yield rates in the market generally and in the markets of the Underlying Stock;
- a variety of economic, financial, political, regulatory or judicial events;
- supply and demand for the Securities; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦ **POTENTIAL DEUTSCHE BANK AG IMPACT ON PRICE** — Trading or transactions by Deutsche Bank AG or its affiliates in the Underlying Stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Stock, may adversely affect the market price of the Underlying Stock and therefore, the value of the Securities.

- **POTENTIAL CONFLICT OF INTEREST** — Deutsche Bank AG and its affiliates may engage in business with the issuer of the Underlying Stock, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Final Stock Price of the Underlying Stock and Payment at Maturity or Call Price due upon an automatic call based on Closing Price of the Underlying Stock in the market. The calculation agent can postpone the determination of the Closing Price of the Underlying Stock if a market disruption event occurs on any of the Observations Dates.

- **WE AND OUR AFFILIATES, OR UBS AG AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE FINAL STOCK PRICE AND THE VALUE OF SECURITIES** — We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Underlying Stock to which the Securities are linked.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the relevant Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the relevant Underlying Stock. See "Description of Securities — Anti-Dilution Adjustments" in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the relevant Underlying Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities may be materially and adversely affected.

- **THERE IS NO AFFILIATION BETWEEN THE ISSUER OF THE UNDERLYING STOCK AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY SUCH ISSUER** — We are not affiliated with the issuer of the Underlying Stock (the "**Underlying Stock Issuer**"). However, we and our affiliates may currently or from time to time in the future engage in business with the Underlying Stock Issuer. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the Underlying Stock and the Underlying Stock Issuer. You, as an investor in the Securities, should make your own investigation into the Underlying Stock and the Underlying Stock Issuer. The Underlying Stock Issuer is not involved in the Securities offered hereby in any way and has no obligation of any sort with respect to your Securities. The Underlying Stock Issuer has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Securities.

- **PAST PERFORMANCE OF THE UNDERLYING STOCK IS NO GUIDE TO FUTURE PERFORMANCE** — The actual performance of the Underlying Stock may bear little relation to the historical prices of the Underlying Stock, and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying Stock.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and the IRS or a court might not agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. As described above under "What Are the Tax Consequences of an Investment in the Securities?", in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Underlying Stock

All disclosures contained in this pricing supplement regarding the Underlying Stock are derived from publicly available information. Neither Deutsche Bank AG nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any Underlying Stock contained in this pricing supplement. You should make your own investigation into the Underlying Stock.

Included on the following pages is a brief description of the Underlying Stock Issuer. We obtained the closing price information set forth below from Bloomberg, and we have not participated in the preparation of, or verified, such information. You should not take the historical prices of the Underlying Stock as an indication of future performance. The Underlying Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the Underlying Stock Issuer with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the Underlying Stock Issuer under the Exchange Act can be located by reference to its SEC file number provided below.

In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Weatherford International Ltd.

According to publicly available information, Weatherford International Ltd. provides equipment and services used for the drilling, completion, and production of oil and natural gas wells. Information filed by Weatherford International Ltd. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-34258, or its CIK Code: 0001453090. The common stock of Weatherford International Ltd. is traded on the New York Stock Exchange under the symbol "WFT."

Historical Information

The following table sets forth the quarterly high and low closing prices for the common stock of Weatherford International Ltd., based on daily closing prices on the primary exchange for Weatherford International Ltd., as reported by Bloomberg. Weatherford International Ltd.'s closing price on October 8, 2010 was $17.65.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2005	3/31/2005	$15.28	$12.27	$14.49
4/1/2005	6/30/2005	$15.10	$12.13	$14.50
7/1/2005	9/30/2005	$17.76	$14.43	$17.17
10/1/2005	12/31/2005	$18.83	$14.43	$18.10
1/1/2006	3/31/2006	$22.93	$19.13	$22.88
4/1/2006	6/30/2006	$29.07	$22.28	$24.81
7/1/2006	9/30/2006	$25.66	$19.06	$20.86
10/1/2006	12/31/2006	$23.24	$19.79	$20.90
1/1/2007	3/31/2007	$23.41	$18.46	$22.55
4/1/2007	6/30/2007	$29.18	$23.22	$27.62
7/1/2007	9/30/2007	$34.86	$25.49	$33.59
10/1/2007	12/31/2007	$35.79	$28.92	$34.30
1/1/2008	3/31/2008	$37.49	$28.13	$36.24
4/1/2008	6/30/2008	$49.59	$37.34	$49.59
7/1/2008	9/30/2008	$44.21	$18.53	$25.14
10/1/2008	12/31/2008	$20.00	$ 8.68	$10.82
1/1/2009	3/31/2009	$14.31	$ 9.22	$11.07
4/1/2009	6/30/2009	$23.44	$12.28	$19.56
7/1/2009	9/30/2009	$22.61	$17.37	$20.73
10/1/2009	12/31/2009	$20.58	$15.74	$17.91
1/1/2010	3/31/2010	$20.47	$14.97	$15.86
4/1/2010	6/30/2010	$18.48	$12.73	$13.14
7/1/2010	9/30/2010	$17.40	$13.07	$17.10
10/1/2010	10/08/2010*	$17.65	$17.02	$17.65

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2010 includes data for the period through October 8, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the performance of Weatherford International Ltd.'s common stock from January 1, 2005 through October 8, 2010, based on information from Bloomberg, and we have not participated in the preparation of, or verified, such information. **Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.**



**Historical Performance of the Common Stock of
Weatherford International Ltd.**

Source: Bloomberg

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.125 per $10.00 Security. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement, minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with NASD Rule 2720, DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.